

Mail Stop 3561

June 24, 2008

Via Fax & U.S. Mail

Mr. Josh Hirsberg
Chief Financial Officer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas NV 89169

> **Re:** **Boyd Gaming Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-12882**

Dear Mr. Hirsberg:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief